LoCorr Investment Trust
c/o U.S. Bank Global Fund Services
615 E. Michigan Street
Milwaukee, WI 53202

October 23, 2026

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, N.E.
Washington, D.C. 20549

Re:	LoCorr Investment Trust (the “Trust”)
Registration Nos. 333-290739, 811-22509
LoCorr Dynamic Opportunity Fund
Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust, on behalf of its series, LoCorr Dynamic Opportunity Fund (the “Fund”), respectfully requests withdrawal of the Registration Statement on Form N-14 (File No. 333-290739, the “Registration Statement”), which was filed electronically with the Securities and Exchange Commission on October 6, 2025 (Accession No. 0000894189-25-010747) for the purpose of seeking shareholder approval of a conversion of the Fund into a shell series of the Trust (the LoCorr Dynamic Opportunity ETF).

The Registrant has determined not to proceed with the transaction contemplated by the Registration Statement at this time. The Trust confirms that no securities were sold in connection with the Registration Statement.

Based upon the foregoing, the Trust believes that withdrawal of the above-referenced Registration Statement is consistent with the public interest.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Ryan Charles at (480) 964-6008 or ryan.charles1@usbank.com.

Sincerely,

/s/ Kevin M. Kinzie
Kevin M. Kinzie
President
LoCorr Investment Trust